UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Humankind Benefit Corporation

Address of Principal Business Office (No. & Street, City, State, ZIP Code):

79 Madison Avenue, New York, NY 10016

Telephone Number (including area code):

646-838-4352

Name and address of agent for service of process:

HSC Agent Services, Inc., 245 W Chase Street, Baltimore, MD 21217

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒          NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Atlantic Beach and state of New York on the 17th day of August, 2020.

Signature:	HUMANKIND BENEFIT CORPORATION

BY:	/s/ James Katz
James Katz, Director

Attest:	/s/ Alan Murray
Alan Murray

Notary Public
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